News Release

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2014 FOURTH QUARTER & FULL-YEAR FINANCIAL
RESULTS WEDNESDAY, FEBRUARY 4, 2015 AT 11:00 AM (ET)

January 6, 2015 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2014 fourth quarter and full-year financial results will be released prior to the market open on Wednesday, February 4, 2015. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Wednesday, February 4 at 11:00 AM (ET). Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president and chief investment officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on February 4, 2015.

To participate in the conference call, please dial toll free 800-967-7184 or toll 719-457-2625, passcode: 1289972, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through March 4, 2015 by dialing toll free 888-203-1112 or toll 719-457-0820, pass code 1289972. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

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Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 23,000 multi-family units, 48 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Contact:

Matt Cherry, VP, Investor Relations & Communications

(212) 417-7488; matthew.cherry@brookfield.com